
August 16, 2021

David A. Frank
Chief Financial Officer
AquaBounty Technologies, Inc.
Two Mill & Main Place, Suite 395
Maynard, Massachusetts 01754

> **Re: AquaBounty Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2021**
> **File No. 333-258561**

Dear Mr. Frank:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Minahan, Esq.